Exhibit (a)(5)(C)

News Release

FOR RELEASE	CONTACT:
Date: March 25, 2010	Bryanne Salmon
Time: 6:00 am Eastern	Tel. (781) 356-9613
bsalmon@haemonetics.com
Haemonetics Completes Tender Offer for Global Med Shares
and Commences Subsequent Offering Period
Braintree, MA, March 25, 2010 – Haemonetics Corporation (NYSE:HAE) today announced the completion of its cash tender offer, through its wholly-owned subsidiary Atlas Acquisition Corp., for Global Med Technologies, Inc.’s (OTCBB:GLOB) outstanding shares of common stock, at $1.22 per share, and preferred stock, at $1,694.44 per share. The tender offer expired at 12:00 midnight, Boston, Massachusetts time, on Wednesday, March 24, 2010.
The depositary for the tender offer has advised Haemonetics that, as of the expiration of the tender offer, 3,960 shares of preferred stock and approximately 31,428,730 shares of common stock had been tendered in and not withdrawn from the offer. These tendered shares constituted 100% of the outstanding shares of preferred stock and approximately 82% of the outstanding shares of common stock. All validly tendered shares have been accepted for payment in accordance with the terms of the tender offer.
Atlas Acquisition Corp. will provide a subsequent offering period which will expire at 12:00 midnight, Boston, Massachusetts time, on Wednesday, March 31, 2010, unless extended. During this subsequent offering period, Global Med stockholders who did not previously tender their shares of common stock in the offer may do so and will promptly receive the same $1.22 per share, net to the seller in cash, without interest, as was paid during the initial offering period. The subsequent offering period enables Global Med stockholders who did not tender their shares to participate in the offer and receive the offer price on an expedited basis rather than waiting to receive payment until the completion of the merger described below. No shares tendered in the offer may be withdrawn during the subsequent offering period.
Haemonetics’ acquisition of Global Med will be completed following the expiration of the subsequent offering period through a merger of Atlas Acquisition Corp. into Global Med. In the merger, all outstanding shares of Global Med’s common stock (other than shares as to which dissenters’ rights are perfected under Colorado law) will be converted into the right to receive the same $1.22 per share as paid in the tender offer. At the end of the subsequent offering period, Atlas Acquisition Corp. may exercise its top-up option so Haemonetics can complete its acquisition of Global Med by way of a “short form” merger, without a vote of Global Med’s stockholders.
Additional Information
This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Global Med’s capital stock during the subsequent offering period is being made pursuant to a tender offer statement on Schedule TO, including an offer to purchase and other related materials, as amended, that Atlas Acquisition Corp. has filed with the SEC. Global Med has filed a solicitation/recommendation statement on Schedule 14D-9 and amendments thereto. Global Med stockholders should read all of these materials carefully prior to making any decisions with respect to the offer because they contain important information.
Global Med stockholders are able to obtain the tender offer statement on Schedule TO, the offer to purchase, related materials with respect to the offer and amendments thereto, free of charge at the SEC’s website at www.sec.gov, from D.F. King & Co., Inc., the information agent for the tender offer, at (212) 269-5550 for banks and brokers or (800) 549-6746 for shareholders and all others, or by sending a written request to Atlas Acquisition Corp. Requests for documents from Atlas Acquisition Corp. should be submitted in writing to Haemonetics, Attn: Investor Relations, 400 Wood Road, Braintree, MA 02184.
Haemonetics Corporation • 400 Wood Road • Braintree, MA 02184 USA

News Release
Safe Harbor
This press release contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of Haemonetics and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the ability to complete the merger and other transactions contemplated by the above-described merger agreement, and the related timing of such events; the expected benefits and costs of the transaction; management plans relating to the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits of the transaction may not materialize; that the transaction may not be timely completed; that, prior to the completion of the transaction, Global Med’s business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in Haemonetics’ Securities and Exchange Commission reports, including but not limited to the risks described in Haemonetics’ Annual Report on Form 10-K for its fiscal year ended March 28, 2009. The foregoing list should not be construed as exhaustive. The forward-looking statements are based on estimates and assumptions and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results and experience could differ materially from the forward-looking statements. Haemonetics assumes no obligation and does not intend to update these forward-looking statements except as required by law.
Haemonetics Corporation • 400 Wood Road • Braintree, MA 02184 USA